[CLIFFORD CHANCE US LLP LETTERHEAD]

November 15, 2006

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549

Re:	Morgan Stanley U.S. Government Securities Trust (‘‘Government Securities’’) Registration Statement under the Securities Act of 1933

Dear Sir or Madam:

On behalf of Government Securities and pursuant to Rules 101 and 102 of Regulation S-T, enclosed herewith for filing via EDGAR under the Securities Act of 1933, as amended, is Government Securities’ registration statement on Form N-14 (the ‘‘Registration Statement on Form N-14’’). The Registration Statement on Form N-14 includes a preliminary proxy statement for the Special Meeting of Shareholders of the Morgan Stanley Government Income Trust (‘‘Government Income’’) to be held on March 6, 2007, unless adjourned.

The Registration Statement on Form N-14 relates to the proposed combination of substantially all of the assets of Government Income with those of Government Securities, whereby shareholders of Government Income will become Class D shareholders of Government Securities, receiving Class D shares of Government Securities equal to the value of their holdings in Government Income on the date of such transaction pursuant to an Agreement and Plan of Reorganization.

No filing fee is payable herewith because Government Securities has previously registered an indefinite amount of shares pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended. Moreover, a fee in connection with the preliminary proxy statement filed as part of this Registration Statement on Form N-14 is not required pursuant to Rule 14a-6(j) under the Securities Exchange Act of 1934, as amended.

We understand that we may expect comments on this filing in approximately 30 days. Subsequent to the receipt of comments, we will file a pre-effective amendment to this filing to include a definitive proxy statement together with the requisite prospectus, statement of additional information and annual report for each of Government Securities and Government Income, including the Prospectus and Statement of Additional Information, each dated April 28, 2006, relating to Government Securities; the Annual Report to shareholders of Government Securities for its fiscal year ended December 31, 2005; the Annual Report to shareholders of Government Income for its fiscal year ended September 30, 2006; all consents and opinions; and any other required information, in anticipation of going effective on or about December 20, 2006.

November 15, 2006	Page 2

Should you have any questions regarding this Registration Statement on Form N-14 or the foregoing matters, please do not hesitate to contact Stuart Strauss at (212) 878-4931 or Elizabeth Nelson at (630) 684-6301.

Very truly yours,
/s/ Stuart Strauss Stuart Strauss